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October 16, 2013

CONFIDENTIAL SUBMISSION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ContraFect Corporation
Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of ContraFect Corporation, a Delaware corporation (the “Company”), we are submitting the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”) for confidential nonpublic review by the staff of the Securities and Exchange Commission pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Company qualifies as an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. The Registration Statement relates to the initial public offering of the Company’s common stock.

If you have any questions concerning the foregoing, or if you require additional information, please do not hesitate to contact me at (212) 848-5085.

Very truly yours,

/s/ Jonathan DeSantis

Jonathan DeSantis

cc:	Robert C. Nowinski, Ph.D., ContraFect Corporation
Julia P. Gregory, ContraFect Corporation
Mark Kessel, Shearman & Sterling LLP

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